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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 4 )

                    			    Lukens, Inc.
			                        (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          			549886101
                        			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (973) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				June 16, 1998
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  549886101

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 4

     This statement constitutes Amendment No. 4 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Lukens, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 6/16/98)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 4 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 4 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On June 16, 1998, Bethlehem Steel Corp. completed its aquisition of
     Lukens, Inc. According to the terms of the aquisition, Lukens, Inc.
     shareholders would receive $19.07 in cash and 1.04850 shares of
     Bethlehem Steel Corp. for each Lukens, Inc. share held. On June 16, 1998
     Bear Stearns exchange its holdings of Lukens, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the the beneficial owner of more than five percent of the Common Stock Issuer on
     June 16, 1998.


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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: June 26, 1998                               BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Lukens, Inc.


                      Trades from 05/26/97 through 06/16/98


                               	(Various Firm Accounts)
				      ***** 06/16 *****
   895,347-    	LUKENS INC-DEL                  	MER OA              .00
            	$19.07 & 1.04850 STK
           	LUKENS INC-DEL                  	MER OA    17,074,267.29-

                                (Various Discretionary Accounts)
                                      ***** 06/16 *****
300,000- 	LUKENS INC-DEL                  MER OA              .00
            	$19.07 & 1.04850 STK
                LUKENS INC-DEL                  MER OA     5,721,000.00-


7,873- 		LUKENS INC-DEL                  MER OA              .00
             	$19.07 & 1.04850 STK
             	LUKENS INC-DEL                  MER OA       150,138.11-


1,900  		LUKENS INC-DEL                  MER OA              .00
             	$19.07 & 1.04850 STK
             	LUKENS INC-DEL                  MER OA        36,233.00

973- 		LUKENS INC-DEL                  MER OA              .00
            	$19.07 & 1.04850 STK
            	LUKENS INC-DEL                  MER OA        18,555.11-

19,387- 	LUKENS INC-DEL                  MER OA              .00
 	        $19.07 & 1.04850 STK
 	        LUKENS INC-DEL                  MER OA       369,710.09-



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900-  		LUKENS INC-DEL                  MER OA              .00
            	$19.07 & 1.04850 STK
            	LUKENS INC-DEL                  MER OA        17,163.00-

850- 		LUKENS INC-DEL                  MER OA              .00  2
      		$19.07 & 1.04850 STK
    		LUKENS INC-DEL                  MER OA        16,209.50- 2

850-		 LUKENS INC-DEL                  MER OA              .00  2
    		  $19.07 & 1.04850 STK
      		 LUKENS INC-DEL                  MER OA        16,209.50- 2

11,026-	        LUKENS INC-DEL                  MER OA              .00
      		 $19.07 & 1.04850 STK
 		 LUKENS INC-DEL                  MER OA       210,265.82-

59,379- 	LUKENS INC-DEL                  MER OA              .00
       		$19.07 & 1.04850 STK
       	 	LUKENS INC-DEL                  MER OA     1,132,357.53-

22,116- 	LUKENS INC-DEL                  MER OA              .00
         		$19.07 & 1.04850 STK
         		LUKENS INC-DEL                  MER OA       421,752.12-